UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PLATO LEARNING, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

72764Y100

 (CUSIP Number)

Steven Becker
SRB Management, L.P.
300 Crescent Court, Ste. 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:
George Lee
Lee & Stone LLP
2626 Cole Avenue, Ste 400
Dallas, TX 75204
214-377-4852

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.          72764Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization:

United States

Number of	7.	Sole Voting Power:	26,000
Shares Beneficially	8.	Shared Voting Power:	4,119,423
Owned by
Each Reporting	9.	Sole Dispositive Power:	26,000
Person With	10.	Shared Dispositive Power:	4,119,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,145, 423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	17.0%*

14.	Type of Reporting Person (See Instructions):

IN

*Based on 24,379,414 shares of common stock issued and outstanding as of December 31, 2009, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2009.

Cusip No.          72764Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Matthew A. Drapkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

5.	Source of Funds (See Instructions):

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

7.	Citizenship or Place of Organization:

United States

Number of	7.	Sole Voting Power:	36,000
Shares Beneficially	8.	Shared Voting Power:	4,119,423
Owned by
Each Reporting	9.	Sole Dispositive Power:	36,000
Person With	10.	Shared Dispositive Power:	4,119,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,155,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	17.0%*

15.	Type of Reporting Person (See Instructions):

IN

*Based on 24,379,414 shares of common stock issued and outstanding as of December 31, 2009, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2009.

Cusip No.          72764Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

BC Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization:

Texas

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,119,423
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	4,119,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,119,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	16.9%*

14.	Type of Reporting Person (See Instructions):

OO

*Based on 24,379,414 shares of common stock issued and outstanding as of December 31, 2009, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2009.

Cusip No.          72764Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:

Texas

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,191,423
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	4,119,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,119,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	16.9%*

14.	Type of Reporting Person (See Instructions):

PN

*Based on 24,379,414 shares of common stock issued and outstanding as of December 31, 2009, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2009.

Item 2.	Identity and Background.

Item 2 as previously filed is hereby amended in its entirety as follows:

(a)
The persons filing this statement (the "Reporting Persons") are Steven R. Becker ("Becker"), Matthew A. Drapkin (“Drapkin”), BC Advisors, LLC, a Texas limited liability company ("BCA"), and SRB Management, L.P., a Texas limited partnership ("SRB Management").  Becker and Drapkin are the sole members of BCA, which is member managed, and BCA is the sole general partner of SRB Management. SRB Management is the sole general partner and investment manager for SRB Greenway Opportunity Fund, L.P., a Texas limited partnership ("Greenway Opportunity L.P."), SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership, ("Greenway Opportunity QP"), and SRB Special Situations I, L.P., a Texas limited partnership ("Special Situations"). Greenway Opportunity L.P., Greenway Opportunity QP, and Special Situations are collectively referred to as the "Greenway Funds."

(b)	The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, TX 75201.

(c)
The principal business occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of SRB Management.  The principal business of SRB Management is serving as the general partner of, and investment manager for, the Greenway Funds and other limited partnerships.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
 No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 as previously filed is hereby amended in its entirety as follows:

All funds used by the Reporting Persons to purchase the reported securities on behalf of the Greenway Funds have come from the assets of the Greenway Funds.  The aggregate amount of funds used in purchasing the securities set forth herein was approximately $6,564,000.  The shares of Common Stock and options owned directly by Mr. Drapkin were either purchased by Mr. Drapkin with his personal funds, or were granted to Mr. Drapkin by the Issuer in connection with his service as a director of the Issuer.  The shares of Common Stock and options owned directly by Mr. Becker were granted to him by the Issuer in connection with his service as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 as previously filed is hereby amended in its entirety as follows:

(a)
The Reporting Persons are the beneficial owners of an aggregate of 4,181,423 shares of Common Stock.  Based upon a total of 24,379,414 outstanding shares of Common Stock, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2009, the Reporting Persons’ shares represent approximately 17.1% of the outstanding shares of Common Stock.  Mr. Drapkin directly owns 11,000 shares of Common Stock and options exercisable for 25,000 shares of Common Stock.  Mr. Becker directly owns 1,000 shares of Common Stock and options exercisable for 25,000 shares of Common Stock.  As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to direct the vote of (and the shared power to dispose of or direct the disposition of) the shares beneficially owned on behalf of the Greenway Funds.  SRB Management beneficially owns 2,053,169 shares on behalf of Greenway Opportunity QP, 254,454 shares on behalf of Greenway Opportunity L.P. and 1,811,800 shares on behalf of Special Situations. As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the voting of (and the power to dispose or direct the disposition of) the shares beneficially owned on behalf of the Greenway Funds, and as co-managing member of BCA, Mr. Drapkin and Mr. Becker may be deemed to have beneficial ownership of the shares beneficially owned on behalf of the Greenway Funds.  Mr. Becker disclaims beneficial ownership of any shares of Common Stock directly owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock directly owned by Mr. Becker.

(b)	As investment manager of the Greenway Funds, the Reporting Persons have the shared power to vote and direct the disposition of the reported securities on behalf of the Greenway Funds.
(c)	During the past 60 days, the Reporting Persons have not purchased any shares of Common Stock.
(d)
The Greenway Funds have the right to receive the dividends from and the proceeds from the sale of the reported securities.  Greenway Opportunity Fund (QP), L.P. holds 2,053,169 shares of Common Stock, which represents approximately 8.4% of the outstanding Common Stock, and SRB Special Situations I, L.P. holds 1,811,800 shares, which represents approximately 7.4% of the outstanding Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

Item 6 as previously filed is hereby amended in its entirety as follows:

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 as previously filed is hereby amended in its entirety as follows:

Exhibit 1:        Joint Filing Agreement, dated February 25, 2010, by and SRB Management, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2010
BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

Steven R. Becker

/s/ Matthew Drapkin

Matthew Drapkin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is, and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Dated February 25, 2010

BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

Steven R. Becker

/s/ Matthew A. Drapkin

Matthew A. Drapkin